Exhibit 99.7

CNBC Question and Answer session

Infosys limited CNBC QUESTION AND ANSWER SESSION

Q2 FY 2015 results

October 10, 2014

CORPORATE PARTICIPANTS

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

interviewer

Shereen Bhan

CNBC-TV18

Shereen Bhan

Well, thanks very much, guys. I do have the Infosys management here with us in our makeshift CNBC-TV18 Studio, Vishal Sikka, Rajiv Bansal, and Pravin Rao. Appreciate you joining us. First of all, congratulations on your first quarter and a good quarter. Great way to start, Vishal. So welcome to the QSQT era, Qayamat se Qayamat Tak if you would like that, quarter-to-quarter. I hope it has been a grueling intense initiation as far as you are concerned.

Vishal Sikka

Yes. I have never heard that QSQT reference to quarters before, but yes, it has been a fun and intensive.

Shereen Bhan

Excellent. Let me start by asking you, because in your opening remarks, “sketchy at this point in time”, which is understandable given the fact that you have only been in office for about 70 days. But let me ask you the fundamental question when you talk about positioning Infosys as a “Next Generation Services Company,” not of previous generation services company. You have talked about AI, you have talked about Innovation. You have also talked about continuing to focus on the bread-and-butter segment, because you will have to do that. What does this mean in terms of reorienting the very core of your business model? If you are talking about positioning yourself as a new generation services company with a key focus on not on cost and labor arbitrage but on innovation. What will it mean in terms of redesigning your business model?

Vishal Sikka

I think that it means a massive embrace of innovation, a massive embrace of new technologies, artificial intelligence, automation, a great focus on delivering business outcomes and value on innovation, on process improvement. I see that as something that can help us rethink and reinvent each one of our existing service lines without disrupting them. For example, the traditional BPO, clients are increasingly not interested in the way BPO used to be done yesterday. They are interested in achieving great business outcomes, process improvements and process innovation. We see an opportunity to bring tremendous voice technologies, language processing technologies, automation technologies to rethink all kinds of business processes and we are starting to do that in some ways. Infrastructure Management can benefit tremendously from Innovation. So the key is to take our existing services and bring a renewal in those with the power of technology, with the power of better efficiency, with the power of automation, as well as in operational excellence and so forth.

Shereen Bhan

Let me now extrapolate your other statements which you said that “You want the company to become a bellwether once again.” You do know that Infosys has not been a bellwether for the last several quarters now. When do you anticipate that all of these are actually going to start delivering in terms of results? When do you anticipate that this is going to start delivering in terms of you being able to catch up with your peers? Forget industry leading but on par with industry rate. By when can we expect that? Is FY 17 perhaps the earliest?

Vishal Sikka

Murthy started this journey about a year and a quarter ago and it was a three-year journey. So I expect that that is the timeline that we will stick to. The nature of the business is such that there is inherent latency in the adoption and being able to see the results. Of course, you are seeing the early results already. It is not that we can only achieve a step jump two years later or something like that. So you will see a continuously an incremental achievement and contribution of these new areas, but a meaningful impact of this will take more time.

Shereen Bhan

Moving out of a single digit dollar revenue growth, by when do we anticipate Infosys moving out of that?

Vishal Sikka

I am deeply convinced that a next generation services company as I have talked about is one that can grow 15-18% over time, 25-28% margin over the longer term.

Shereen Bhan

You are nowhere close to that. You…

Vishal Sikka

Right now we are not, but I expect that over a long term that is the target that we should easily aspire to.

Shereen Bhan

So double digit, I would not get to 20% or even 15-18% but NASSCOM industry rate, by when do you anticipate you will be able to get to that?

Vishal Sikka

I think that you should expect that we will be able to start achieving those kinds of results on the timeline that we have started on which was 3 years from one year ago. So I would say, two to three years out from now.

Shereen Bhan

You said that you will require till at least April to articulate what your plan as far as capital allocation is concerned. Are we given to understand then that even your strategy as far as M&A or inorganic growth is concerned, we will perhaps have to wait till April in order to hear more clarity on that?

Vishal Sikka

I think this is an area where obviously you want to be able to jump at opportunities that surface. But we are carefully looking at our opportunities and we are thinking about these new areas and yes, that would be a good timeframe. But do not hold it against me if I ended up announcing something earlier than that.

Shereen Bhan

The street will be very happy if you actually did end up announcing something earlier. They are drawing parallels with what we were seeing happen as far as Cognizant is concerned which has just announced big deals. They are hoping that we could perhaps see the same aggression from Infosys. So perhaps sooner than April, maybe something on the M&A front?

Vishal Sikka

You can never say never on this kind of matters. But we are very seriously thinking about these and not from the perspective of growing or acquiring a previous generation company, but from the purpose of acquiring new skills, new capabilities that help us accelerate our drive towards the next generation, towards innovation.

Shereen Bhan

So would it be correct to assume then that the inorganic growth strategy that you will pursue will be to augment areas like Artificial Intelligence and so on and so forth?

Vishal Sikka

Yes.

Shereen Bhan

So that is what you are looking at, at this point in time.

Vishal Sikka

Amongst other things.

Shereen Bhan

The buyback debate – let us get that over once and for all. It was taken to the Board several times in the past as well. What is the situation now as far as the buyback is concerned? You have announced one for one bonus today, but is the buyback debate over and done with at this point in time at least till April or perhaps even beyond that?

Vishal Sikka

I would hope so. I think we are a new management team. You can see the results that we have started to deliver on. We are committed to a strategy of growth. We have a very passionate young dynamic management team. We see opportunities in many different areas. We see opportunities for growth in every area. We would like time to be able to think about and rationally plan in detail what we are going to do. I do see the opportunity to grow the company and to take advantage of any of the positions that we have in those areas. It will however take us time over the next couple of quarters to more precisely articulate what those are. So until then it would be wrong to even expect a statement from us in that area. However, I do believe that we are a company that is focused on growth and on being able to leverage the cash to be able to invest and grow in new ways.

Shereen Bhan

Will you continue with the Infosys philosophy of protecting margins as opposed to chasing growth because that is another area that analysts would like some clarity on. Are you going to sacrifice margins for growth? Is there going to be a change in that Infosys philosophy and ideology?

Vishal Sikka

I would not put it as one at the expense of the other. Murthy always talked about consistent profitable growth. I deeply believe that we need to do both - achieve a great industry leading growth as well as the profitable while doing so.

Shereen Bhan

Let me ask you about the demand environment. And you said that you have been meeting with clients across the globe at this point in time to get a sense of what it is looking like. What are the indications that you are getting in terms of IT spending as far as 2015 are concerned? What are the early indications that you are getting? How robust is the demand environment looking today?

Vishal Sikka

I think there are certain areas where there is a decrease in demand that we see and Pravin can talk about this in more detail. Overall if I could summarize that at a high level - I have met several hundred clients already and interacted with them over the last 70 days. My sense is that there is never a shortage for demand for innovation, for great value. What I referred to as yesterday’s services are some areas we see a downward pressure commoditizing and the commoditization of the services leads to downward pressure. However, when you talk to clients about delivering value, even in existing area and certainly in the new area, there is a great opportunity to deliver great value.

Shereen Bhan

But here in the existing areas, let me just take that point forward. Because if I were to look at you being able to get back into the double digit kind of growth rate and say catch up with your peers, for instance, if I were to look at the BPO segment, 9% growth for you versus 30% for TCS, in the Infrastructure Services side 15% growth for you versus 27% for TCS. How soon do you anticipate being able to bridge that gap?

Vishal Sikka

I think that we will not bridge the gap by following the practices of yesterday. As you have pointed out, we have seen significant challenges in these areas in the past. I do not believe in just becoming better in efficiency and continuing this downward spiral that the industry seems to be on lower and lower cost and faster and faster hiring and things of this nature. I think that is the wrong direction for the industry. I think a much better idea and a much better direction is one that is based on innovation, one that is based on a massive embrace of automation and new technology.

Shereen Bhan

What will that also then mean in terms of pricing and being able to attract a premium as far as pricing is concerned if you do indeed follow this differentiated strategy?

Vishal Sikka

Yes, I think that we can achieve a much higher value and new kinds of business models, new ways of delivering value and then capturing that value with clients, new kinds of propositions where we can share in the value that is delivered to the clients and so forth, as well as in much higher productivity that we achieve with our employees by the use of technology.

Shereen Bhan

Rajiv, let me ask you the question on margins, because 100% basis point to growth as far as margins are concerned quarter-over-quarter. Have you been able to suck out everything that you could as far as utilization is concerned? Utilization rates are at the highest at 82%. Is there room to be able to more there? You said that you do not anticipate margins moving significantly higher than that 25% band that you held out. But is there really room for further improvement?

Rajiv Bansal

There is always room for improvement in everything that we do. I am sure if we look around the company the scope for improvement in many-many areas. Having said that I think utilization at 82.3% is what I had set out about 5-6 quarters back that I would want utilization to be 80% to 82% and today we are there. I think this gives us the confidence to us that if we set our eyes on something, we will achieve it.

Shereen Bhan

So what is the next target that you are setting your eyes on?

Rajiv Bansal

Having said that, I think we have challenges in the growth. As you rightly pointed out, we have been underperforming the industry and the leading players in the industry. First priority is to get back our growth. To accelerate our growth and sustain that growth. For that, there has to be investments made into the business and we are making investments. What we are doing is on one hand we are looking at the cost carefully; we are cutting out all the costs which are unnecessary, which are not required for the growth of the business but also making investments back in business.

Shereen Bhan

You made significant gain as far as your cost optimization strategy is concerned, which was articulated, which is one of the pillars that’s Mr. Murthy’s revival plan. Do you believe enough has been done on that front or do you see that you could perhaps see more advantages coming in from being able to squeeze cost cuts?

Rajiv Bansal

As I said there is never enough on cost optimization. There are always opportunities for cost optimization, there is automation, there is productivity benefits, there are many, many ways of looking at cost optimization. But, I believe that we have to look at cost optimization on a continuous basis. At the same time look at opportunities for investment in the business.

Shereen Bhan

Investment continues, cost optimization continues, but the impact of the kind of strategy that Vishal just articulated, the more differentiated innovative strategy that you are gunning for, forget what happens as far as margins are concerned over the next two or three quarters. But when can we start seeing that impact margins going forward?

Rajiv Bansal

I think the impact of the margins will show up as Vishal said. Our aspirations continue to be industry-leading growth at industry-leading margins. If that is the thing, the impact will show on the positive side of the margins. So as we start executing on the strategies, I think you will start seeing the numbers flow down on the margins too.

Shereen Bhan

So two to three years, is that the time period that you are working with as well?

Rajiv Bansal

I think Vishal is here I cannot work on a different timeline than Vishal.

Shereen Bhan

Pravin, let me ask you this in terms of attrition, you have actually seen attrition rates go up despite some of the measures that the company has announced now at about 20%. What can we anticipate in terms of attrition and also the reskilling that is going to be required for you to be able to capture these areas of opportunities, the digitization piece and so and so forth. What should we anticipate there? I also want to ask you about, there has been a lot of rumors about CTO, CIO, Chief Innovation Officer, and so on and so forth, are we likely to see more changes as far as the management structure is concerned.

Pravin Rao

On the attrition on a LTM basis, it is 20.1% but when you look at it on a month-on-month basis, attrition has actually come down. So it is trending down in the right direction. We are very confident that in the next two quarters, we will get it back to where we want it to be.

Shereen Bhan

Where would you want it to be in the next couple of quarters, exactly, specifically?

Pravin Rao

Historically it (voluntary attrition) has been around 12%-14% and that is where we are comfortable with and that is where we would like to see it in the next couple of quarters. Looking at the trend, and looking at all the things we are doing, from April onwards, we have already had about 12,000 plus promotions. We have done a lot of things to fix the hygiene issue. Now it is the softer factor in terms of engaging with the employees better. With Vishal and the new strategy and lot of things that we are doing on the engagement front, I am very confident that attrition should go down. It has started trending down already, when I look back from July through September, even though it is 20.1% on an LTM basis.

Shereen Bhan

Quick take as far as your different verticals are concerned, and also the kind of growth that you anticipate specifically in the US market, which continues to be on the uptrend, but of course other markets like Europe looking a bit muted at this point in time.

Pravin Rao

I think Europe actually on a sequential basis, we grew by about 4.2%, US was 3.1%. In this quarter, except in India I think we have seen good growth across all geographies. In the US, definitely from an optimism perspective we are seeing more optimism and it is more or less broad based. As I said earlier, on the retail and CPG we are seeing some softness and probably in the second half we may see some softness in telecom sector, otherwise are pretty much.

Vishal Sikka

To your earlier question Shereen about the reskilling, this is an area that we are extremely focused on, we relate to the heart of our company. It is at the heart of any company transformation and especially at Infosys, where we value learning and education so much. On my first night I went to Mysore to our incredible campus, we are bringing in the ability to reskill to our education itself. So we are creating new classes.

Shereen Bhan

That is part of your 100 day plan for Infosys as well.

Vishal Sikka

My own, I am doing, I am hoping to do a couple of classes myself that I can teach. Hopefully, will have the chance to do that. But we are doing a massive embrace of AI. We are creating some Artificial Intelligence classes, embedded system, adaptive systems, and so forth. We have classes on design thinking together with Stanford. We have already trained some of our trainers in these areas, we have taken some clients on session. This reskilling we know that it is going to be at the heart of our renewal and therefore we are investing heavily.

Shereen Bhan

So are you looking at bringing in at CTO or Chief Innovation Officer and so on and so forth, and what is the real story as far as how many former SAP colleagues you brought with you to Infosys because they are all kinds of numbers that are doing the rounds. Because of the few that have actually joined the organization but I am not sure about the exact number.

Vishal Sikka

Just a few, a handful of colleagues.

Shereen Bhan

It is not 15.

Vishal Sikka

No. SAP is a distinguished partner. I have perhaps 1000s of friends there. Infosys and SAP have a very deep partnership and we are looking to really take this partnership to a great level. I recently met with Gerd in Berlin. I worked 12 years there, there is no such thing. This is typical in the industry when in as a senior executive leaves, there are lots of people you are close to and have a chemistry with. A handful of people who have joined us, one of those is Dr. Navin Budhiraja who used to be at SuccessFactors, a company that SAP had acquired and he left SuccessFactors SAP some time ago. When I joined Infosys he asked me if he could come and join. He is our chief architect, he is helping us with our platform strategy and so forth and so there are some people like this.

Shereen Bhan

So, are you looking at adding more roles as far as the senior management is concern.

Vishal Sikka

I am very comfortable with our management team for now. I think that we had a great chemistry working in this quarter. This was my first quarter working together. As you can see here, Pravin, Rajiv, and I are sitting here. We have a great dynamic young team. Of course we make changes when necessary, we made the change in Finacle.

Shereen Bhan

I am already getting signals because we are out of time, so two quick last questions, let me start with you Vishal, quick question as far as the clients that you are talking to. The BP deal has been a big win as far Infosys is concerned. Can we anticipate more such deal wins for you, the BP kind.

Vishal Sikka

Absolutely. I think we did 7 large deals in this quarter to the tune of about $600 mn TCV - five are in the US in many different industries. For sure, you should look for that.

Shereen Bhan

Rajiv, a quick question as far currency and the currency headwinds are concerned. What is going to be the strategy to deal with the currency volatility that you have clearly articulated?

Rajiv Bansal

I think on cross currencies, you cannot do much because the translation would show up on the top-line for all the companies. But on the rupee, I think we expect the rupee to be in a narrow band of Rs 60 to 62, and our hedging strategy continues to be short-term. I think it has worked very well for us in the past and I am sure it will work very well for us in the future too.

Shereen Bhan

So, our Moneycontrol viewers are writing in, my final question saying, are you likely to be a more aggressive Infosys, Vishal Sikka?

Vishal Sikka

A more aggressive Infosys, Vishal Sikka?

Shereen Bhan

No, no, Vishal Sikka are you going to lead a more aggressive Infosys or Infosys continues to be more conservative as has been the norm?

Vishal Sikka

I do not know about aggressive, but a passionate Infosys, a very responsive Infosys, an agile Infosys, a dynamic Infosys that is hungry for growth and excellence. Absolutely.

Shereen Bhan

Vishal Sikka, Rajiv Bansal, Pravin Rao, thank you very much for joining us exclusively at CNBC TV18. We wish you gentlemen the very best of luck and we are going to come back to you for more precise details on capital allocation, M&A.

Vishal Sikka

Absolutely.

Shereen Bhan

And of course we hope that you do get back to industry leading growth rates as well, but thank you very much indeed.

Vishal Sikka

Thank you so much, Shereen.